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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-8F

I. GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

   [ ] MERGER

   [X] LIQUIDATION

   [ ] ABANDONMENT OF REGISTRATION
       (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

   [ ] ELECTION OF STATUS AS A BUSINESS DEVELOPMENT COMPANY
       (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: COLONIAL NEW YORK INSURED MUNICIPAL FUND (the "Fund")

3. Securities and Exchange Commission File No. 333-84991; 333-91419; 811-09539

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

   [ ]   Initial Application                [X]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip
   Code):

   One Financial Center
   Boston, MA 02111

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

   Brian D. McCabe, Esquire                   Jacob E. Comer, Esquire
   Ropes & Gray LLP                           Ropes & Gray LLP
   One International Place                    One International Place
   Boston, MA  02110                          Boston, MA 02110
   (617) 951-7801; or                         (617) 951-7913

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

   Columbia Management Advisors, LLC
   100 Federal Street
   Boston, Massachusetts 02110
   (800) 892-1127

   NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

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8.  Classification of fund (check only one):

    [X]  Management company;

    [ ]  Unit investment trust; or

    [ ]  Face-amount certificate company.

9.  Subclassification if the fund is a management company (check only one):

    [ ]  Open-end    [X]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

    Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

    Columbia Management Advisors, LLC
    100 Federal Street
    Boston, MA  02110

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

    Not applicable.

13. If the fund is a unit investment trust ("UIT") provide:

    (a) Depositor's name(s) and address(es):   Not applicable.

    (b) Trustee's name(s) and address(es):     Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

    [ ] Yes     [X] No

    If Yes, for each UIT state:

        Name(s):
        File No.:
        Business Address:


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15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [X] Yes    [ ]  No

        If Yes, state the date on which the board vote took place:

        May 31, 2005.

        If No, explain:

    (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

        [ ]  Yes     [X]  No

        If Yes, state the date on which the shareholder vote took place:

        If No, explain:

        Pursuant to authority conferred on the trustees of the Fund, a Massachusetts business trust, by the Fund's Agreement and Declaration of Trust, the trustees terminated the Fund by written notice to the Fund's shareholders given on May 31, 2005. The notice to shareholders provided for the liquidation of the fund on or prior to the effective date of termination.

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

    [X]  Yes      [ ]   No

    (a)  If Yes, list the date(s) on which the fund made those distributions:

         June 10, 2005 and June 14, 2005

    (b)  Were the distributions made on the basis of net assets?

         [X]  Yes     [ ]    No

    (c)  Were the distributions made pro rata based on share ownership?

         [X]  Yes     [ ]    No

    (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

    (e)  Liquidations only:
         Were any distributions to shareholders made in kind?

         [ ]  Yes     [X]    No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

    Has the fund issued senior securities?


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    [X]  Yes     [ ]    No

    If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

    After the effective date of termination, the Fund distributed to the shareholders of record of the Fund the following, in the order of priority provided below: (a) first, to the holders of the Fund's preferred shares of beneficial interest ("Preferred Shares"), an amount equal to the liquidation preference with respect to the Preferred Shares, plus an amount equal to all dividends thereon (whether or not earned or declared) accumulated but unpaid to (but not including) the date of final distribution in same-day funds, together with any applicable gross-up payments (as such term is defined in the Fund's bylaws) in connection with the liquidation of the Fund; and (b) second, to the holders of the Fund's common shares of beneficial interest, a liquidating distribution equal to the shareholder's number of shares in the Fund multiplied by the (i) asset value of such shares carried to the fifth decimal place on the effective date of termination and then rounded to the nearest penny; and (ii) information concerning the sources of the liquidating distribution.

18. Has the fund distributed all of its assets to the fund's shareholders?

    [X]  Yes     [ ]    No

    If No,

    (a) How many shareholders does the fund have as of the date this form is filed?

    (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

    [ ]  Yes     [X]    No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

    [ ]  Yes     [X]    No

    If Yes,

    (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


    (b) Why has the fund retained the remaining assets?


    (c) Will the remaining assets be invested in securities?

        [ ]  Yes     [ ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

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    [ ] Yes     [X]    No

    If Yes,

    (a) Describe the type and amount of each debt or other liability:

    (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV. INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

        (i)   Legal expenses: Approximately $45,000.00

        (ii)  Accounting expenses: Approximately $0.

        (iii) Other expenses (list and identify separately):

              Proxy solicitation expenses: Approximately $0.

              Brokerage commissions: $0.

              Audit expenses: $0.

              Custody fees: $0.

              SEC registration fees: $0.

        (iv) Total expenses (sum of lines (i)-(iii) above): Approximately $45,000.00.

    (b) How were those expenses allocated?

        All fees and expenses related to the liquidation were allocated to the Fund.

    (c) Who paid those expenses?

        The Fund paid those expenses.

    (d) How did the fund pay for unamortized expenses (if any)?

        Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    [X] Yes     [ ]    No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: File no. 811-09539; filed October 21, 2005.

V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

    [ ] Yes     [X]    No


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    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

    [ ] Yes     [X]    No

    If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
        Merger:

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.




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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Colonial New York Insured Municipal Fund, (ii) he is the President of Colonial New York Insured Municipal Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                             /s/ Christopher L. Wilson
                                             -----------------------------------
                                             Christopher L. Wilson
                                             President